LAWRENCEVILLE PLASMA PHYSICS, INC.
D/B/A LPP FUSION, INC.

September 30, 2018



LAWRENCEVILLE PLASMA PHYSICS, INC.
D/B/A LPP FUSION, INC.

For the Year Ended September 30, 2018

TABLE OF CONTENTS



BKC
Certified Public Accountants, PC
www.bkc-cpa.com

Independent Auditors' Report

Board of Directors
Lawrenceville Plasma Physics, Inc.
D/B/A LPP Fusion, Inc.
Middlesex, New Jersey

We have audited the accompanying financial statements of Lawrenceville Plasma Physics, Inc. (D/B/A LPP Fusion, Inc.), which comprise the Balance Sheet as of September 30, 2018, and the related Statements of Operations and Accumulated Deficit and Cash Flows for the year then ended, and the related Notes to the Financial Statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

114 Broad Street, Flemington, NJ 08822 ▪ (908) 782-7900 ▪ Fax (908) 782-4328
34 East Avenue, Woodstown, NJ 08098 ▪ (856) 769-0707 ▪ Fax (856) 769-4657 ▪ info@bkc-cpa.com

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lawrenceville Plasma Physics, Inc. (D/B/A LPP Fusion, Inc.) as of September 30, 2018, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

BKC, CPAs, PC

BKC, CPAs, PC

January 25, 2019
Flemington, New Jersey

LAWRENCEVILLE PLASMA PHYSICS, INC.
D/B/A LPP FUSION, INC.
Balance Sheet
September 30, 2018

ASSETS

Current asset		
Cash	$	350,041
Property and equipment, net of accumulated		
depreciation of $690,431		434,442
Total assets	$	784,483

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities		
Accounts payable and accrued expenses	$	25,487
Stockholders' loans, current portion		557
Total current liabilities		26,044
Stockholders' equity		
Capital stock		
Class A voting, no par value,		
20 shares authorized, 20 shares issued and		
outstanding		1
Class B non-voting, no par value,		
400,000 shares authorized, 307,717 shares		
issued and outstanding		7,389,520
Accumulated deficit		(6,631,082)
Total stockholders' equity		758,439
Total liabilities and stockholders' equity	$	784,483

See accompanying notes to the financial statements.

LAWRENCEVILLE PLASMA PHYSICS, INC.
D/B/A LPP FUSION, INC.
Statement of Operations and Accumulated Deficit
For the Year Ended September 30, 2018

Operating expenses	
Bank and credit card fees	$ 863
Computer related expenses	13,327
Contractor expense	38,045
Deprecation expense	98,931
Dues and subscriptions	526
Employee benefits	77,035
Insurance	8,762
Materials and supplies	25,999
Meals and entertainment	4,416
Miscellaneous expense	24,690
Office expense	12,946
Payroll taxes	44,483
Professional fees	54,503
Rent expense	20,874
Repairs and maintenance	8,062
Salaries and wages	409,805
Telephone and utilities	9,555
Travel	1,150
Utilities	20,000
Total operating expenses	873,972
Other income (expense)	
Miscellaneous income	3,865
Interest expense	(4,252)
Processing fees for crowdfunding	(38,230)
Total other income	(38,617)
Net loss before provision for income taxes	(912,589)
Provision for income taxes	1,000
Net loss	(913,589)
Accumulated deficit - beginning of year	(5,717,493)
Accumulated deficit - end of year	$ (6,631,082)

See accompanying notes to the financial statements.

LAWRENCEVILLE PLASMA PHYSICS, INC.
D/B/A LPP FUSION, INC.
Statement of Cash Flows
For the Year Ended September 30, 2018

Cash flows from operating activities	
Net loss	$ (913,589)
Adjustments to reconcile net loss to	
net cash used in operating activities	
Depreciation	98,931
Decrease in accounts payable and accrued expenses	(17,902)
Total adjustments	81,029
Net cash used in operating activities	(832,560)
Cash flows from investing activities	
Purchases of property and equipment	(56,227)
Net cash used by investing activities	(56,227)
Cash flows from financing activities	
Proceeds from sale of capital stock	1,301,956
Repayment of stockholders' loans	(74,188)
Net cash provided by financing activities	1,227,768
Increase in cash	338,981
Cash - beginning of year	11,060
Cash - end of year	$ 350,041

See accompanying notes to the financial statements.

Note 1 -   Summary of significant accounting policies
Description of the company
Lawrenceville Plasma Physics, Inc., D/B/A LPP Fusion, Inc. (the Company), incorporated in 2003, is a development-stage enterprise, researching and developing an economical, ecologically safe energy generation technology called Focus Fusion. This technology uses a Dense Plasma Focus device, fueled by hydrogen and boron, and converts energy directly into electricity.

The Company has already achieved major experimental milestones. Of the three factors that serve as an indicator of fusion energy yield (temperature, density and confinement time), the Company has so far achieved adequate temperature and confinement time for net energy. It plans to carry out scientific experiments to demonstrate the scientific feasibility of its approach and develop a prototype fusion generator. The Company expects that it will achieve profitable operation after that time primarily by selling licenses for the manufacture of the generators and from the royalties from those licenses.

Use of estimates
The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and to disclose contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes
Deferred income taxes reflect the temporary differences in reporting assets and liabilities for income and financial accounting purposes. These temporary differences arise primarily from the recognition of accelerated depreciation for income tax purposes and net operating loss carryforwards.

With few exceptions, the Company is no longer subject to the U.S. Federal, state or local income tax examinations by tax authorities for years before 2014.

Property and equipment
Property and equipment are stated at cost. Repairs and maintenance costs are expensed, while additions and betterments are capitalized. Depreciation is being provided for principally by the straight-line method over estimated useful lives of the related assets.

	Estimated Useful Life
Leasehold improvements	39 years
Machinery and equipment	10 years

Note 1 -   Summary of significant accounting policies (continued)
            Revenue recognition
            Revenue consists of donations received.

Note 2 -   Concentration of credit risk
            The Company maintains its cash in bank deposit accounts, which may at times, exceed federally insured limits. At September 30, 2018, approximately $98,000 was at risk.

Note 3 -   Property and equipment
            Property and equipment at cost is summarized as follows:

Leasehold improvements	$	114,592
Machinery and equipment		1,010,281
Total property and equipment		1,124,873
Less: accumulated depreciation		690,431
Property and equipment, net	$	434,442

Depreciation expense for the year ended September 30, 2018 was $98,931.

Note 4 -   Patents
            The Company has been granted patents in the United States, Australia, Canada, China, and the European Union, and has an outstanding patent application in India.

Note 5 -   Stockholders' loans
            Stockholder loan represents a small cash flow loan made by an officer of the Company.

Note 6 -   Stock option plan
            Pursuant to the Company's Stock Option Plan, the Company will issue from time to time, to employees, officers, directors and consultants of the Company, options to purchase shares of the Company's common stock.

            Options are granted with an exercise price equal to the fair value of the Company's stock at the date of the grant; the options generally vest immediately. The exercise price for the options range from $60 to $125. The options generally have ten-year contractual terms. The fair value of each option award was the market price of the stock as determined arbitrarily by the management of the Company on the date of the issuance. At September 30, 2018, there were approximately 5,688 options outstanding.

            There was no compensation expense recorded for any of the options because management of the Company, using qualitative inputs, has determined the fair value to be negligible.

Note 7 -   <u>Operating leases</u>
The Company leases space under a non-cancelable operating lease which expires January 2022. Rent is paid monthly. Rent expense for the year ended September 30, 2018 was $20,874.

The future minimum operating rental payments in excess of one year are as follows:

2019	$	22,360
2020		23,000
2021		23,660
2022		7,960

Note 8 -   <u>Income taxes</u>
The provision for income taxes for the year ended September 30, 2018 is as follows:

Current state taxes	$	1,000

As of September 30, 2018, the Company has available a cumulative net operating loss carryforward of $6,653,890 which begins to expire in 2026 and a book to tax temporary difference of $155,800 arising from the recognition of accelerated depreciation for income tax purposes. Because of the more likely than not assessment that the deferred tax asset will not be used, an allowance equal to the amount of the deferred tax asset has been recorded.

Note 9 -   <u>Supplemental disclosures of cash flow information</u>
Cash paid during the year ended September 30, 2018:

Interest	$	4,252
Income taxes	$	1,000

Note 10 -   <u>Risks and uncertainties</u>
The Company's activities are subject to significant risks and uncertainties, including failing to secure additional funding to operationalize the Company's current technology before another company develops similar technology.

Note 11 -   <u>Change in Accounting Standards</u>
ASU 2014-09: The Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2014-09, <u>Revenue from Contracts with Customers</u>. This ASU as modified by ASU 2015-14, changes the timing of recorded revenue for services performed. This ASU will be effective to the Company in the year ending September 30, 2020. Management has not completed its assessment of the impact of this change.

ASU 2016-02: FASB issued ASU 2016-02, <u>Leases.</u> This ASU recognizes as a liability non-cancellable lease. The liability is offset by an amortizable asset called a right to use. This ASU will be effective to the Company in the year ending September 30, 2021. Management has not completed its assessment of the impact of this change.

Note 12 -   <u>Subsequent events</u>
In the early part of fiscal year 2019, the Company received a grant in the amount of $270,000 to accelerate its research.

The Company's management has determined that no other material events or transactions occurred subsequent to September 30, 2018 and through January 25, 2019, the date of the Company's financial statement issuance, which requires additional disclosure in the Company's financial statements.